Ten Peachtree Place Atlanta, GA 30309
404 584 4000 phone www.aglresources.com
AGL Resources
Atlanta Gas Light
Chattanooga Gas
Elizabethtown Gas
Elkton Gas
Florida City Gas
Virginia Natural Gas
AGL Networks
Pivotal Energy Development
Sequent Energy Management

May 14, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Michael Moran, Branch Chief Accountant
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:           AGL Resources Inc.
Form 10-K for the year ended December 31, 2007
Filed on February 7, 2008
File No. 1-14174

Dear Mr. Moran:

This letter sets forth the response of AGL Resources Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 30, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007 and as filed on February 7, 2008 under File No. 1-14174.  The Company’s responses set forth below correspond to the comments as numbered in your letter.

Annual Report

Contractual Obligations and Commitments, page 39

1.	Explain if your other long term liabilities on balance sheet are reflected in the recorded contractual obligations table, if not, please advise or revise prospectively.

Response:

The other long-term liabilities are comprised of various non-cash obligations and credits and as such are appropriately not included in our recorded contractual obligations table. These amounts principally include the acquired fair value of the transportation agreement as discussed in question two herein, the acquired fair value of a long-term lease obligation, various tax credits and regulated tax liabilities, and deferred prepaid revenues associated with our AGL Networks operations.

To provide additional clarity around this item, in our Form 10-Q for the three months ended March 31, 2008 filed on May 1, 2008, and in future filings, we will label this item on our consolidated balance sheet, “Other long-term liabilities and other deferred credits.”

Pipeline Charges, page 40

2.
We assume you are amortizing the liability recorded in connection with the NUI purchase with regard to the firm transportation and storage contracts to income (e.g. a non cash credit). If our assumption is correct, enhance future disclosure to include the impact of the amortization on income. If our assumption is not correct, please clarify.

Response:

We acknowledge your comment and, in future filings, the Company will provide disclosures that this liability is being amortized to our consolidated statements of income over the remaining lives of the contracts in the amount of $2 million annually through November 2023 and $1 million annually from November 2023 to November 2028. The following disclosure was included as a footnote to the “Unrecorded contractual obligations and commitments” table in our Form 10-Q for the three months ended March 31, 2008 filed on May 1, 2008:

“Additionally, includes amounts associated with a subsidiary of NUI which entered into two long-term agreements for the firm transportation and storage of natural gas during 2003 with annual aggregate demand charges of approximately $5 million. As a result of our acquisition of NUI and in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”), we valued the contracts at fair value and established a long-term liability of $38 million for the excess liability. This excess liability is being amortized to our condensed consolidated statements of income over the remaining lives of the contracts of $2 million annually through November 2023 and $1 million from November 2023 to November 2028.”

Statements of Consolidated Cash Flows, page 55

3.	Explain in detail why distributions to minority interest holders are classified within cash flows from financing activities as opposed to operating activities.

Response:

Our distributions to minority interest owners on our statements of consolidated cash flows are presented within cash flows from financing activities because the distribution represents a return of investment rather than a return on investment. The $23 million, $22 million and $19 million distribution to minority interest owners represented the distribution of the minority interest owner’s contractual share of 100% of SouthStar Energy Services LLC (“SouthStar”) earnings for the twelve months ended December 31, 2006, 2005 and 2004, respectively and is reflected on our Statements of Consolidated Cash Flows within the “Distribution to minority interest” in our “Net cash flow used in financing activities” for the twelve months ended December 31 2007, 2006 and 2005, respectively. SouthStar’s cumulative distributions to minority interest owners exceeded its cumulative earnings related to minority interest owners for each of the three years presented in our Statements of Consolidated Cash Flows. Further, the Company believes transactions between SouthStar’s minority interest owner are properly presented within “Net cash flow used in financing activities,” since such classification within our statements of consolidated cash flows is consistent with the classification of transactions associated with our long-term debt and common shareholders’ equity. The Company believes the minority interests’ portion of SouthStar’s capital is more closely aligned with and has similar financial characteristics to long-term debt and common shareholders’ equity since minority interest is presented within a mezzanine section of our consolidated balance sheets between long-term liabilities (excluding long-term debt) and capitalization.

Note 1 – Accounting Policies and Methods of Application, page 56

Inventory, page 56

4.
Explain why gas stored under park and loan arrangements are recorded at fair value as opposed to average cost and the accounting literature used to support your position. Also, explain to us the amount of revenues realized under such arrangements for the past three years ended December 31, 2007.

Response:

We enter into transactions with various pipelines where a specific volume of natural gas is received or delivered on a specified date and the same volume must be returned or received on a specific date in the future in exchange for a fee (Park and Loan Transactions). Once the initial receipt or delivery of natural gas takes place, the obligation to return or the right to receive the natural gas in the future meets the definition of a derivative as established by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).

Under SFAS 133, Park and Loan Transactions are considered to be financing arrangements with an embedded derivative when the contracts contain volumes that are payable or repaid at a specific date to third parties. The embedded derivative (the commodity contract) is deemed not to be clearly and closely related to the host contract as the fee paid or received represents a financing fee (i.e. interest) and the commodity is natural gas; therefore the embedded derivative is subject to fair value treatment under SFAS 133. Because these transactions have fixed volumes, they contain price risk for the change in market prices from the date the transaction is initiated to the time the transaction is settled. As such, these transactions qualify as derivatives and are accounted for at fair value. Since the economics of Park and Loan Transactions are evaluated and the price risks are managed similar to traditional reservoir and salt dome storage transactions, the fair value of these derivatives are reported in our consolidated balance sheets as inventories and the related changes in fair value are reflected in our statements of consolidated income. The net fair value of the derivatives associated with Park and Loan Transactions was $4 million at December 31, 2007. If these transactions should become material to our consolidated financial statements, we will separately disclose the park and loan derivative values. Additionally, in future filings, we will disclose that only the derivatives associated with our Park and Loan Transactions are recorded at fair value.

During the years ended December 31, 2005, 2006 and 2007, we realized and reported operating revenues associated with Park and Loan Transactions of $7 million, $11 million and $9 million, respectively.

Taxes, page 58

5.
EITF Issue no. 06-3 was effective for interim and annual reporting periods beginning after December 15, 2006. Please note the disclosure requirements with respect to the presentation of income taxes collected on behalf of governmental authorities.

Response:

The Company does not collect income taxes from its customers on behalf of governmental authorities. The Company does collect and remit state and local taxes as discussed within the “State and local taxes” disclosure on page 58 of our Note 1, Accounting Policies and Methods of Application, to our consolidated financial statements. We record these amounts in our consolidated balance sheets - except for immaterial taxes in the State of Florida where the Florida Public Service Commission requires us to include these taxes in our operating revenues and operating expenses. We will include specific reference as well as a discussion of the disclosure requirements of Emerging Issues Task Force (“EITF”) No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation) in our future filings.

Note 2 – Financial Instruments and Risk Management, page 63

6.	Please confirm for us you do not have any restricted cash balances. Please see Rule 5-02 caption 1 of Regulation S-X.

Response:

The Company had a total of $8 million in restricted cash balances as of December 31, 2007 in accordance with Rule 5-02 caption 1 of Regulation S-X. The Company, as discussed in more detail below, properly segregated $5 million of the restricted cash balances from our “Cash and cash equivalents” within our consolidated balance sheets. However, the Company erroneously included restricted cash balances of $3 million at December 31, 2007 within our “Cash and cash equivalents” on our consolidated balance sheets. In 2007, we established these cash amounts within our corporate segment, which are restricted for potential losses for the Company’s insurance benefits program offered to its employees. These balances are not material to our consolidated balance sheets and represent less than 0.2% of total current assets at December 31, 2007 of $1.8 billion. Additionally, the $3 million was reflected within the Company’s “Net cash flow provided by operating activities”; however, it should have been presented as a cash use within the Company’s “Cash flows from investing activities.” The $3 million is not material to our net cash flow provided by operating activities of $376 million in 2007 or our “Net cash flows used in investing activities” of $253 million.

In future filings, we will classify these restricted cash balances in “other” within our “Deferred debits and other assets” in our consolidated balance sheets and will reflect transactions associated with these cash accounts within “net cash flows used in investing activities.”

Additionally, of the $5 million properly segregated as of December 31, 2007 and 2006, SouthStar within our retail energy operations segment had approximately $4 million of cash deposits collected from customers. These deposits are retained in a separate bank account, as required by the Georgia Public Service Commission and generally the amounts are either applied to the customer’s account or refunded based on analysis of the customer’s payment history. This cash is reflected in other current assets and a corresponding liability associated with this cash is reflected in customer deposits on our consolidated balance sheets.

Similarly, at December 31, 2007 and 2006, our corporate segment had $1 million of deposits which collateralize potential losses from the Company’s insurance benefits offered to its employees. These funds are restricted as to withdrawal pursuant to the policy agreements between the Company and its reinsurance vendor. This cash is reflected in “other” within our “Deferred debits and other assets” on our consolidated balance sheets.

We consider our restricted cash balances of $8 million at December 31, 2007, to be immaterial to our consolidated balance sheets since these balances represent only 0.1% of our total consolidated assets of $6.3 billion and approximately 0.4% of our total consolidated current assets of $1.8 billion at December 31, 2007.

Note 4 – Stock-based and Other Incentive Compensation Plans and Agreements, page 73

7.	If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

Response:

We did not capitalize compensation cost related to share-based payment arrangements during the fiscal years ended December 31, 2007, 2006 and 2005, and therefore paragraph A240.g(1)(b) of SFAS No. 123R,  Accounting for Stock-Based Compensation  - Transition and Disclosure (“SFAS 123R”), was not applicable. No material share awards have been granted to employees whose compensation is subject to capitalization.

Note 5 – Common Stockholders’ Equity, page 78

8.
It appears you issued treasury shares for purposes of fulfilling share issuances under your compensation plans. Please advise how you treat any differences between the carrying amount of treasury shares and the grant date fair value of the compensation awards in the statements of income and cash flows.

Response:

We reflect the full purchase price of treasury shares acquired during a reporting period in the “Cash flows from financing activities” section of our Statements of Consolidated Cash Flows as “Purchase of treasury shares.” Our Statements of Consolidated Income reflect the noncash compensation cost for share issuances under our compensation plans based on the grant date fair value. The compensation cost is recorded incrementally over the requisite service period as a debit to compensation cost and a credit to premium on common stock, in accordance with paragraph 21 and Illustration 11(a) of SFAS 123R.

9.
You indicated that you, “derive a substantial portion of our consolidated assets, earnings and cash flow from the operation of regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to us is subject to regulation.” Please tell us whether the thresholds of Rule 4-08(e)(3) of Regulation S-X have been met. If so, please note the disclosure requirements of paragraphs (3)(i) and (3)(ii) of that section and Schedule I of Rule 5-04 of Regulation S-X. If not, please quantify for us the amount of restricted net assets of consolidated and equity method investees. In any event, note the disclosure requirements of paragraphs (1) and (2) of the aforementioned section.  Please explain how you intend to comply with this comment.

Response:

With respect to Rule 4-08(e)(3), the Company has not met the threshold requirements. The parent-only financial statements would only be required if the “restricted” net assets of our consolidated subsidiaries exceed 25% of our consolidated net assets at the end of the most recent fiscal year.

The subsidiaries of AGL Resources have no such restrictions as contemplated under Rule 4-08(e)(3) where third party consent is required for our subsidiaries to transfer assets in the form of loans, advances or cash dividends to the holding company or parent.

However, the payment of dividends is restricted by state regulations for all of our subsidiaries, specifically state statutes addressing the situation in which dividends can not be paid if the subsidiary is insolvent. We have concluded that Rule 4-08(e)(3) is not meant to apply to such insolvency statutes but to such things as contractual restrictions. For example, in Georgia, assets are restricted by Georgia insolvency laws and are not legally available for paying dividends if:

•	We could not pay our debts as they become due in the usual course of business; and
•
Our total assets would be less than our total liabilities plus, subject to some exceptions, any amounts necessary to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of common shareholders receiving the common stock dividends.

Neither of these two conditions has been met in Georgia, or in any of the other states in which we operate, and thus our net assets are not considered to be restricted. Therefore, all our assets are considered to be unrestricted in accordance with Rule 4-08(e)(3) and disclosures in accordance with paragraphs (3)(i) and (3)(ii) of Rule 4-08(e)(3) and Schedule I of Rule 5-04 of Regulation S-X are not considered necessary or required. In future filings, the Company will clarify these restrictions on our dividend payments.

Note 9 – Segment Information, page 86.

10.
Paragraph 32.b. of SFAS no. 131 requires a reconciliation of the reportable segments’ measures of profit and loss to the enterprise’s consolidated income before taxes. In this regard, explain if you allocate income taxes to the Company’s segments, if not, please explain why you are reconciling to net income as opposed to earnings before income taxes.

Response:

We do not allocate income taxes to our segments. Additionally, we evaluate segment performance based primarily on the non-GAAP (accounting principles generally accepted in the United States of America) measure of earnings before interest and taxes (“EBIT”). EBIT includes operating income, other income and expenses and minority interest. Items we do not include in EBIT are financing costs, including interest and debt expense and income taxes, each of which we evaluate on a consolidated level. Please see page 86 of our Form 10-K for a reconciliation of EBIT to not only operating income and net income, but also to earnings before income taxes. In future filings, we will revise the wording in the paragraph preceding the reconciliation to state, “The reconciliations of EBIT to operating income, earnings before income taxes, and net income are presented in the following table.”

Additionally, the Company acknowledges in connection with our responses to your comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional comments or questions to me at (404) 584-3400.

Sincerely,

/s/ Bryan E. Seas

Bryan E. Seas
Senior Vice President, Controller
and Chief Accounting Officer

cc:           Mr. Robert Babula
Staff Accountant, Division of Corporation Finance